

April 6, 2006

Mail Stop 3561

Mr. Ian Warwick
Chief Executive and President
W3 Group, Inc.
Savannah House 5th Floor
11 Charles II Street
London SW1Y 4AU UK 83728

> **Re: Aftersoft Group, Inc.**
> **Amendment 5 to Item 4.02 Form 8-K**
> **Filed March 17, 2006**
> **Response letter dated March 3, 2006**
> **File No. 0-27083**

Dear Mr. Warwick:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02-Non-Reliance on Previously Released Financial Statements..

1.   Revise this explanation of the reasons why Aftersoft's financial statements were
        filed prematurely to disclose in clear unambiguous language the potential
        independence issue that arose regarding the UK auditor and how that matter was
        resolved. Your existing disclosure suggests the reason was a "simple
        miscommunication" and omits a highly significant matter identified in your
        supplemental response, the independence issue. Please revise to disclose all of the
        applicable facts.

Form 10-SB

2.   We note that total assets and/or net income of Aftersoft changed whenever you
        filed financial statements in an amended 8-K. Please provide us with a
        supplemental analysis of the nature of the restatements that were made in each
        amendment and reconcile the balance of total assets and/or net income to what was
        reported in the previous amendment. Explain why you filed annual financial
        statements of Aftersoft on February 15, 2006 in two separate amended 8-Ks with
        different balances of total assets as of June 30, 2005 and different amounts of net
        income for 2005 and 2004. When you file the 8-K with the completed audit of
        Aftersoft's financial statements, disclose on their face that they have been restated,
        provide in a note the disclosures required by paragraph 37 of APB 20 and advise
        the independent accountants to refer to the restatements of the audited financial
        statements in their report. If the revisions affected the 2004 balance sheet, please
        include it in the amended Form 8-K.

3.   We note that Corbin relied upon the work of another auditor with respect to the
        audit of the MAM Software subsidiary based on the language in the audit report
        filed on December 30, 2005. It appears that Hart Shaw was that other auditor.
        Please confirm if true or identify the other auditor. Rule 2-05 of Regulation S-X
        required you to file that auditor's report along with Corbin's audit report in the
        Form 8-K. We note that the disclosure concerning reliance upon another auditor
        was deleted from the report that was filed in the amended Form 8-K filed February
        1, 2006. Please advise Corbin to explain to us in writing why this language was
        first included and then deleted from the report and the circumstances that permitted
        Corbin to delete that language.

4.   Based on your responses in the supplemental letter dated March 3, 2006, it appears that Hart Shaw was retained to "prepare the UK statutory accounts" for your subsidiary, MAM Software, and to also participate in the audit of MAM. Please explain to us in writing the specific nature of the services provided by Hart with respect to the preparation and audit of MAM Software's financial statements. Management should explain to the staff why Hart was considered to be independent if it both prepared the financial statements or accounts of MAM and participated in the audit of MAM.

5.   If Hart was the auditor whose work Corbin relied upon, tell us whether you still retain Hart as an auditor of the MAM subsidiary. If not, tell us why you have not filed an Item 4.01 Form 8-K to report the termination of services of an auditor of a major subsidiary of Aftersoft.

        As appropriate, please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please call the undersigned at (202) 551-3237.

                                        Sincerely,

                                        Maureen Bauer
                                        Staff Accountant